THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

March 3, 2008

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

XTF Advisors Trust, File Nos. 333-138261 and 811-21971

Ladies and Gentlemen:

On behalf of XTF Advisors Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933 with respect to the ETF 2010 Portfolio, ETF 2015 Portfolio, ETF 2020 Portfolio, ETF 2025 Portfolio, ETF 2030 Portfolio, ETF 2040+ Portfolio, ETF 20 Portfolio, ETF 40 Portfolio, ETF 50 Portfolio, ETF 60 Portfolio, ETF 70 Portfolio, ETF 80 Portfolio, ETF 100 Portoflio, XTF Moderate Conservative Portfolio, XTF Moderate Portfolio and XTF Moderate Aggressive Portfolio (the “Funds”).  The main purpose of the filing is to revise the disclosure regarding the Funds’ investment advisor.  A subsequent filing will be made to incorporate the current financial statements and provide other updating information for the Funds.

The Trust has authorized us to make the following representations to you:

(a)

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)

Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)

The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP